SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

AMIC Holdings, Inc.

(Formerly Known As American Independence Corp.)
(Name of Issuer)

Common Stock, $0.001 Par Value[1]
(Title of Class of Securities)

026760 40 5
(CUSIP Number)

_____

Mr. David T. Kettig
485 Madison Avenue, 14th Floor
New York, NY 10022
(212) 355-4141
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2016
(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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[1] As a result of the merger of American Independence Corp. with and into AMIC Holdings, Inc. on August 31, 2016, the shares of common stock, par value $0.01 per share, of American Independence Corp. ceased to be outstanding

	CUSIP NO. 026760 40 5		
1.	Names of Reporting Persons. Independence Holding Company		
2.	Check the Appropriate Box if a Member of a Group (see Instructions)		(a) ☒
			(b) ☐
3.	SEC Use Only		
4.	Source of Funds (see Instructions) OO		
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware		
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 377	
	8.	Shared Voting Power 0	
	9.	Sole Dispositive Power 377	
	10.	Shared Dispositive Power 0	
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000[1]		
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row 11 100% [2]		
14.	Type Of Reporting Person (See Instructions) HC, CO		

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(1) Of the shares reported, pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Independence Holding Company hereby disclaims beneficial ownership as to the 623 shares owned by its indirect, wholly owned subsidiary, Madison Investors Corporation.

(2) Represents the percentage ownership based on 1,000 shares of common stock issued and outstanding as of the effective time of the merger described herein.

CUSIP NO. 026760 40 5			
1.	Names of Reporting Persons. Madison Investors Corporation		
2.	Check the Appropriate Box if a Member of a Group (see Instructions)	(a)	☒
		(b)	☐
3.	SEC Use Only		
4.	Source of Funds (see Instructions) OO		
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware		
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 623	
	8.	Shared Voting Power 0	
	9.	Sole Dispositive Power 623	
	10.	Shared Dispositive Power 0	
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 623		
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row 11 62.3% [*]		
14.	Type Of Reporting Person (See Instructions) CO		

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[*] Represents the percentage ownership based on 1,000 shares of common stock issued and outstanding as of the effective time of the merger described herein.

CUSIP NO. 026760 40 5			
1.	Names of Reporting Persons. AMIC Holdings, Inc.		
2.	Check the Appropriate Box if a Member of a Group (see Instructions)	(a) ☐	
		(b) ☒	
3.	SEC Use Only		
4.	Source of Funds (see Instructions) OO		
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐	
6.	Citizenship or Place of Organization Delaware		
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0	
	8.	Shared Voting Power 0	
	9.	Sole Dispositive Power 0	
	10.	Shared Dispositive Power 0	
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0		
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐	
13.	Percent of Class Represented by Amount in Row 11 0% *		
14.	Type Of Reporting Person (See Instructions) CO		

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* Represents the percentage ownership based on 1,000 shares of common stock issued and outstanding as of the effective time of the merger described herein.

This Amendment No. 20 to Schedule 13D is filed by Independence Holding Company, a Delaware corporation ("IHC"), Madison Investors Corporation, a Delaware corporation ("MIC"), and AMIC Holdings, Inc., a Delaware corporation ("AMIC Holdings"), pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934 (the "Exchange Act"). This Amendment No. 20 to Schedule 13D amends and supplements the Schedule 13D (as previously amended, the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "SEC") on August 8, 2002 relating to the common stock, par value $0.01 per share (the "Common Stock"), of American Independence Corp., a Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

This Amendment No. 20 to Schedule 13D is being filed to disclose the consummation of a short-form merger (the "Merger") pursuant to Section 253 of the Delaware General Corporation Law (the "DGCL") in which the Company was merged with and into AMIC Holdings, with AMIC Holdings continuing as the surviving corporation under the name "AMIC Holdings, Inc." (the "Surviving Corporation") and to report AMIC Holdings ceasing to own any capital stock in the Company as a result of the Merger.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended to add the following to the end thereof:

As a result of the Merger, the Company ceased to exist, and AMIC Holdings continued as the Surviving Corporation.

In addition, as a result of the Merger, each share of Common Stock outstanding prior to the Effective Time (as defined below), other than shares of Common Stock owned by AMIC Holdings, shares of treasury stock of the Company and shares of Common Stock owned by stockholders of the Company who properly exercised statutory appraisal rights under Section 262 of the DGCL, was converted into the right to be paid $24.74 (the "Stock Merger Price") in cash by AMIC Holdings upon the surrender of such share. Each share of Common Stock owned by AMIC Holdings and treasury stock of the Company was cancelled. The common stock of the Surviving Corporation was, as previously reported, issued by AMIC Holdings to IHC and MIC pursuant to the Contribution Agreement.

The principal executive offices of the Surviving Corporation are 485 Madison Avenue, 14th Floor, New York, NY 10022.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following to the end thereof:

As previously reported, IHC and MIC acquired their shares of common stock of the Surviving Corporation pursuant to the Contribution Agreement.

In order to pay the Stock Merger Price to all holders of Common Stock other than Acquisition Co, Acquisition Co. borrowed the necessary funds from IHC in consideration of Acquisition Co.'s execution of a promissory note, dated as of August 31, 2016, in favor of IHC with a principal amount equal to $18 million. The promissory note matures on the one year anniversary of the issuance of the note (the "Maturity Date") and accrues interest at an annual rate of 5.0%, payable on the Maturity Date. The note allows prepayment without penalty. The outstanding principal amount and accrued but unpaid interest thereon will be due on the Maturity Date.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following to the end thereof:

On August 30, 2016, AMIC Holdings filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware (the "Merger Certificate"), effective as of 12:01 a.m. on August 31, 2016 (the "Effective Time"). The Merger was consummated pursuant to the Merger Certificate. Prior to the Effective Time, AMIC Holdings' board of directors adopted resolutions approving the Merger. Because AMIC Holdings owned more than 90% of the outstanding shares of Common Stock immediately prior to the Effective Time, no action by the Company's stockholders (other than AMIC Holdings) was required for the Merger to become effective under Section 253 of the DGCL. As a result of the Merger, IHC and MIC own 100% of the capital stock of the Surviving Corporation. In addition, pursuant to the Merger, the certificate of incorporation and bylaws of Acquisition Co. as in effect immediately prior to the Effective Time remained as the certificate of incorporation and bylaws of the Surviving Corporation.

In addition, on August 31, 2016, the Surviving Corporation notified the NASDAQ Stock Market LLC ("NASDAQ") of the effectiveness of the Merger and requested that NASDAQ suspend trading of the Common Stock and file with the SEC a notification of removal from listing on Form 25 to deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Surviving Corporation intends to file a Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act on September 12, 2016.

Item 5. Interests in the Securities of the Issuer

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended to add the following to the end thereof:

IHC and MIC, collectively, beneficially own an aggregate of 1,000 shares of common stock of the Surviving Corporation, representing 100% of the outstanding shares of common stock of the Surviving Corporation as of the Effective Time. Of such 1,000 shares of common stock, pursuant to Rule 13d-4 promulgated under the Exchange Act, IHC disclaimed beneficial ownership as to the 623 shares owned by MIC, its indirect, wholly owned subsidiary.

Paragraph (b) of Item 5 of the Schedule 13D is hereby amended to add the following to the end thereof:

IHC has sole voting and dispositive power over 377 shares of common stock of the Surviving Corporation.

MIC has sole voting and dispositive power over 623 shares of common stock of the Surviving Corporation.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended to add the following to the end thereof:

Other than as reported by this Schedule 13D, no person reporting hereunder has effected any transaction in the shares of common stock of the Surviving Corporation since the most recent amendment hereto.

Paragraph (d) of Item 5 of the Schedule 13D is hereby amended to add the following to the end thereof:

No person other than IHC and MIC is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the common stock of the Surviving Corporation.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following to the end thereof:

See Item 3 of the Schedule 13D for a discussion of the promissory note.

Item 7. Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

10.2   Promissory Note

99.7   Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 12, 2016

INDEPENDENCE HOLDING COMPANY

By: /s/ Teresa A. Herbert
      Name: Teresa A. Herbert
      Title: Chief Financial Officer and Senior Vice
            President

MADISON INVESTORS CORPORATION

By: /s/ David T. Kettig
      Name: David T. Kettig
      Title: Senior Vice President

AMIC HOLDINGS, INC.

By: /s/ David T. Kettig
      Name: David T. Kettig
      Title: President

EXHIBIT 10.2

PROMISSORY NOTE

FOR VALUE RECEIVED, and subject to the terms and conditions set forth herein, the undersigned (hereinafter referred to as "*Maker*") hereby unconditionally promises to pay to the order of Independence Holding Company, a Delaware corporation (hereinafter referred to as "*Payee*"; Payee and any subsequent holder of this Note being referred to collectively as "*Holder*"), at 96 Cummings Pt. Road, Stamford, CT   06902, or at such other place as Holder may designate, the principal amount of EIGHTEEN MILLION DOLLARS ($18,000,000), or such lesser amount as may be outstanding hereunder, together with interest on so much thereof as is outstanding hereunder from time to time at the rate stated below from the date of this promissory note (this "*Note*") until the date on which Maker has fully satisfied its obligations hereunder. The loan evidenced by this Note is a term loan and amounts advanced hereunder may not be repaid and re-borrowed.

1. Interest Rate; Interest Accrual. Interest shall accrue at the *per annum* fixed rate equal to five percent (5.0%) (the "*Interest Rate*"), payable on the Maturity Date (as defined below). Interest shall accrue daily on the unpaid outstanding principal amount of this Note and will be calculated at the rate stated above on the basis of a 360-day year and the actual days elapsed by multiplying the unpaid principal amount by the *per annum* rate stated above, multiplying the product thereof by the actual number of days elapsed, and dividing the product so obtained by 360.

2. Maturity Date; Pre-payments. Principal shall be due and payable to Holder in a single installment payable, together with all accrued but unpaid interest thereon, on the one-year anniversary of this Note (the "*Maturity Date*"). This Note may be pre-paid in whole or in part at any time without prior written consent of Holder and without premium, fee or penalty; provided that the prepayment amount includes all accrued but unpaid interest as of such date.

3. Representations and Warranties. Maker hereby represents and warrants to Holder that: (i) it is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware and has the requisite power and authority to execute and deliver this Note and to perform its obligations hereunder; (ii) the execution and delivery of this Note and the performance of its obligations hereunder have been duly authorized by all necessary corporate action; (iii) no consent or authorization of, filing with, notice to or other act by, or in respect of, any person or entity is required in order for Maker to execute, deliver or perform any of its obligations under this Note; (iv) the execution and delivery of this Note and the consummation by Maker of the transactions contemplated hereby do not and will not violate any provision of Maker's organizational documents or any law or order applicable to Maker, or constitute a default under any material agreement or contract by which Maker is bound; and (v) the Note is a valid, legal and binding obligation of Maker, enforceable against Maker in accordance with its terms.

4. Default. For the purposes of this Note, an event of default shall be deemed to have occurred upon Maker's (i) failure to timely pay any amounts payable to Holder hereunder when due, (ii) breach of any representation or warranty made hereunder or (iii) failure to satisfy any of its other obligations to Holder under this Note.

5.   Remedies. If any event of default under this Note should occur, all unpaid amounts of any or all of the principal amount outstanding hereunder and all accrued but unpaid interest thereon shall, at the option of Holder and without notice or demand, become immediately due and payable and Holder shall have and be entitled to exercise, from time to time, all the rights and remedies available to it as provided elsewhere in this Note, in any other agreement or contract between Maker and Holder, and under applicable law. All of Holder's rights and remedies shall be cumulative.

6.   Waiver. With respect to the obligations of Maker under this Note, to the extent permitted by applicable law, Maker waives the following: (i) demand, presentment, protest, notice of dishonor, suit against any party and all other requirements necessary to charge or hold Maker liable on this Note; (ii) all statutory provisions and requirements for the benefit of Maker (including notice requirements), now or hereafter in force; and (iii) the right to interpose any counterclaim of any nature or description in any litigation in which Holder and Maker shall be adverse parties.

7.   Maximum Payments. If, at any time, the rate or amount of interest or any other charge payable under this Note should exceed the maximum rate or amount permitted by applicable law, than for such time as such rate or amount would be excessive, its application shall be suspended and there shall be charged instead the maximum rate or amount permitted under such law, and any excess interest or other charge paid by any obligor or collected by Holder shall be refunded to such obligor or credited against the principal amount of this Note, at the election of Holder or as required by applicable law.

8.   Notices. Any and all notices, elections or demands permitted or required to be given under this Note shall be in writing, signed by or on behalf of the party giving such notice, election or demand. Any such notice, election, demand, request or response shall be mailed, if given to Maker, to the address set forth below Maker's name at the end of this Note, and if given to Holder, to the address set forth in the beginning of this Note, or at such other address within the continental United States for either party as such party may designate by notice to the other given in accordance with the provisions of this paragraph.

9.   Expenses and Collection Costs. Maker agrees to pay all filing fees and taxes in connection with this Note and all costs of collecting or attempting to collect any of the indebtedness evidenced by this Note, including, without limitation, court costs, litigation expenses and reasonable attorneys' fees actually incurred, and all accrued but unpaid interest thereon, if this Note is referred to an attorney for collection.

10. Miscellaneous. Any delay or failure of Holder to exercise or enforce any right or remedy hereunder shall not shall prejudice Holder's rights to enforce this Note or be construed as a waiver of the right to exercise the same or any other right or remedy at any time and from time to time thereafter. No waiver by Holder shall be effective unless made in writing by a duly authorized officer or agent of Holder. This Note shall inure to the benefit of Holder, its successors and assigns, and to any person to whom Holder may grant an interest in any of the indebtedness evidenced hereby, and shall be binding upon Maker and its successors and assigns. This Note shall be governed, construed and enforced in accordance with the substantive laws of the State of New York, without regard to principles of conflict of laws. The headings of the paragraphs set forth in this Note are for convenience of reference only, and are not to be considered a part hereof and shall not limit or otherwise affect any of the terms hereof.

11. Consent to Jurisdiction. Maker hereby consents to the jurisdiction of any state or federal court located in the State of New York, County of New York, and, to the extent permitted by applicable law, waives any objection based on venue or *forum non conveniens* with respect to any action instituted in any such court and agrees that process in any such action will be sufficient if served on Maker by certified mail, return receipt requested or in any manner provided by law. Notwithstanding the foregoing, Holder shall have the right to bring any action or proceeding against Maker or Maker's property in the courts of any other jurisdiction Holder deems necessary or appropriate in order to enforce the obligations of Maker under this Note.

12. Time of Essence. Time is of the essence of the payment and performance of this Note.

[Signature page follows.]

THE UNDERSIGNED, INTENDING TO BE LEGALLY BOUND, has executed this Promissory Note as of August 31, 2016.

WITNESS   AMERICAN INDEPENDENCE CORP.,
                                                 a Delaware corporation

/s/ Loan Nisser_____   By: /s/ David T. Kettig_____
Name: Loan Nisser   Name: David T. Kettig
                                              Title: President

                                              Address: 485 Madison Avenue
                                                         14th Floor
                                                         New York, NY 10022

EXHIBIT 99.7

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Amendment to Schedule 13D (the "Amendment") to which this Agreement is attached as an exhibit, and agree that such Amendment, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 12, 2016.

INDEPENDENCE HOLDING COMPANY

By: /s/ Teresa A. Herbert
     Name: Teresa A. Herbert
     Title: Chief Financial Officer and Senior Vice
             President

MADISON INVESTORS CORPORATION

By: /s/ David T. Kettig
     Name: David T. Kettig
     Title: Senior Vice President

AMIC HOLDINGS, INC.

By: /s/ David T. Kettig
     Name: David T. Kettig
     Title: President